

SECU 05042248 MMISSION

AH 6-21-2005

CM 6/13

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 32566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDI Financial, Inc.



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive Suite 1020
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Prinz (214) 528-4090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name)*

12301 Research Blvd,. Bldg IV, Ste 180	**Austin**	**Texas**	**78759**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 6-22

OATH OR AFFIRMATION

I, Martin Prinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EDI Financial, Inc.**, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President
Title


JANE B. KRAMER
Notary Public, State of Texas
My Commission Expires
May 06, 2006

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDI FINANCIAL, INC.
Index to Financial Statements and Supplementary Schedule
March 31, 2005


HDT&W

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EDI Financial, Inc.:

We have audited the accompanying statement of financial condition of EDI Financial, Inc. as of March 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDI Financial, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
April 28, 2005

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com


Russell
Bedford

EDI FINANCIAL, INC.
Statement of Financial Condition
March 31, 2005

ASSETS		
Cash	$	74,588
Receivable from clearing broker-dealers		153,049
Receivables from related parties		13,678
Clearing deposits		260,013
Securities owned, at market value		81,378
Property and equipment		18,290
Taxes receivable		13,290
Other assets		5,135
TOTAL ASSETS	$	619,421
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued commissions payable	$	140,350
Payable to clearing broker-dealers		129,448
Deferred tax liabilities		6,767
Accrued expenses and other liabilities		30,502
Securities sold, not yet purchased, at market value		19,619
Total liabilities		326,686
Commitments and contingencies		-
Stockholders' Equity		
Common stock, voting, 20,000 shares authorized, $1 par value, 16,000 shares issued and outstanding		16,000
Common stock, non-voting, 10,000 shares authorized, $1 par value, 1,205 shares issued and outstanding		1,205
Common stock subscribed		55,000
Additional paid-in capital		323,969
Retained deficit		(103,439)
Total stockholders' equity		292,735
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	619,421

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Operations
Year Ended March 31, 2005

REVENUES	
Securities commissions	$ 1,833,873
Insurance commissions	471,858
Underwriting commissions	128,500
Trading profit	773,586
Interest and other income	124,776
Total Revenues	3,332,593
EXPENSES	
Commissions	2,215,257
Compensation and benefits	158,484
Clearing charges	351,119
Communications	86,727
Occupancy costs	60,411
Regulatory fees	36,803
Professional fees	209,523
Interest	6,441
Depreciation	1,869
Other expenses	193,236
Total Expenses	3,319,870
INCOME BEFORE INCOME TAX EXPENSE	12,723
Income tax expense	(1,779)
NET INCOME	$ 10,944

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Changes in Stockholders' Equity
Year Ended March 31, 2005

	Common Stock Voting		Common Stock Non-Voting		Common Stock Subscribed	Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Amount	Capital	Deficit	Total
Balances at March 31, 2004	16,000	$ 16,000	1,205	$ 1,205	$ 55,000	$ 323,969	$ (114,383)	$ 281,791
Net income	-	-	-	-	-	-	10,944	10,944
Balances at March 31, 2005	16,000	$ 16,000	1,205	$ 1,205	$ 55,000	$ 323,969	$ (103,439)	$ 292,735

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Cash Flows
Year Ended March 31, 2004

Cash flows from operating activities:		
Net income	$	10,944
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		1,869
Change in assets and liabilities		
Decrease in receivable from broker-dealers		198,492
Increase in receivables from related parties		(13,678)
Increase in clearing deposits		(8)
Decrease in securities owned		145,714
Increase in income taxes receivable		(13,290)
Decrease in deferred tax assets		8,729
Increase in deferred tax liabilites		6,767
Decrease in accrued commission payable		(89,409)
Decrease in payable to clearing broker-dealers		(103,919)
Decrease in accrued expenses and other liabilities		(31,444)
Decrease in income taxes payable		(29,904)
Decrease in securities sold, not yet purchased		(91,381)
Net cash used in operating activities		(518)
Cash flows from investing activities:		
Purchase of property and equipment		(20,158)
Net cash used in investing activities		(20,158)
Cash flows from financing activities:		-
Net decrease in cash		(20,676)
Cash at beginning of year		95,264
CASH AT END OF YEAR	$	74,588

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	29,477
Interest paid	$	6,142

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

EDI Financial, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Depreciation

The Company's policy is to capitalize all fixed asset with a useful life greater than one year. These items are then depreciated over the estimated useful lives of the assets using the straight line method as follows;

Furniture and fixtures	7 years
Computer equipment	3 years

Note 2 - Significant Accounting Policies (Continued)

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company had cash balances in excess of federally insured limits of $100,000 at various times during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

The Company is also subject to the Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 - Property and Equipment

As of March 31, 2005 property and equipment consisted of the following:

Office furniture	$	16,044
Computer equipment		4,115
		20,159
Accumulated depreciation		(1,869)
Property and equipment, net	$	18,290

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2004, the Company had net capital and net capital requirements of $233,813 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .76 to 1.

Note 5 - Income Taxes

Federal income tax expense for the year ended March 31, 2005 totaled $1,779. The actual Federal Income tax provision differs from the amount computed by applying the Federal corporate Income tax rate of 34% in 2005 to income before taxes as follows:

Expected Federal tax expense	$	4,326
Non-deductible expenses		1,480
Other items		(4,027)
Income tax expense	$	1,779

The deferred tax liabilities recorded on the balance sheet as of March 31, 2005 are related to the following:

Fixed assets, net	$	6,767

Note 6 - Commitments and Contingencies

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, and liquidity.

Note 6 - Commitments and Contingencies (Continued)

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Leases

The Company has entered into leases for certain administrative office space and equipment. A summary of the total minimum lease payments under non-cancelable operating leases for office space and equipment follows:

Year Ending March 31,		Minimum Lease Payments
2006	$	58,408
2007	$	59,563
2008	$	61,617
2009	$	-
2010	$	-

During the year ended March 31, 2005, rental expense under these leases totaled $59,610.

Note 7 - Common Stock Subscribed

In a prior year, the Company received $55,000 for the purchase of an undetermined number of shares of common stock. The common stock has not been issued, therefore the Company has recorded this amount as common stock subscribed on the balance sheet.

Note 8 - Related Party Transactions

The Company earns fee income related to insurance products from an insurance agency owned by a stockholder of the Company. Total insurance commissions earned from this related party were $471,858 during the year.

Note 9 - Concentrations

The Company has ______ employees who were each responsible for generating more than 10% of the total commissions earned in the year and generated approximately ____% of total commissions earned. The ability of the Company to earn this revenue would be significantly reduced if one or more of these employees were to stop working for the Company.

Note 10 - Securities

Securities include stocks and options to purchase and sell the stocks of publicly traded companies. The Company also has sold stocks that have not yet been purchased. The company had no securities positions in excess of 10% of net capital at March 31, 2005.

Schedule I

EDI FINANCIAL, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2005

Total stockholders' equity qualified for net capital		292,735
Deductions and/or charges		
Non-allowable assets:		
Receivables from related parties		13,678
Property and equipment, net		18,290
Other assets		5,135
Total deductions and/or charges		37,103
Net capital before haircuts on securities		255,632
Haircuts on securities		21,819
Net Capital	$	233,813
Aggregate indebtedness		
Accrued commissions payable	$	140,350
Deferred tax liabilities		6,767
Accrued expenses and other liabilities		30,502
Total aggregate indebtedness	$	177,619
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	133,813
Ratio of aggregate indebtedness to net capital		0.76 to 1
Reconcliation with company's computation (included in Part II of Form X-17A-5 as of March 31, 2005)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS repo	$	226,763
Audit adjustments to record the taxes receivable and deferred tax liability		7,050
Net Capital per above	$	233,813

See notes to financial statements and independent auditors' report.



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
EDI Financial, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of EDI Financial, Inc. (the Company) for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com


Russell
Bedford

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
April 28, 2005